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SEC FILE NUMBER
8- 66940

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCOTTISH RE CAPITAL MARKETS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13840 Ballantyne Corporate Place
Suite 500
Charlotte, NC 28277

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

100 North Tryon Street, Suite 3800	**Charlotte,**	**NC**	**28246**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Scottish Re Capital Markets, Inc.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

[signature]
Signature

Financial & Operations Principal
Title

[signature]
Notary Public

KAREN A. LUTZ No. 01LU4980073
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Apr. 8, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Scottish Re Capital Markets, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Scottish Re Capital Markets, Inc.

Statement of Financial Condition

Year Ended December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
100 North Tryon Street
Suite 3800
Charlotte, North Carolina 28202
Tel: +1 704 372 6300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Scottish Re Group Limited

We have audited the accompanying statement of financial condition of Scottish Re Capital Markets, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Scottish Re Capital Markets, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Scottish Re Capital Markets, Inc. will continue as a going concern. As more fully described in Note 2, Scottish Re Capital Markets, Inc. is an indirect wholly owned subsidiary of Scottish Re Group Limited. On a consolidated basis, Scottish Re Group Limited reported a net loss of $896 million for the year ended December 31, 2007 and had a retained deficit at December 31, 2007. These conditions raise substantial doubt about Scottish Re Group Limited's ability to continue as a going concern. Because of the aforementioned conditions relating to Scottish Re Group Limited, and the uncertainties surrounding its plans to address its liquidity needs, the parent entity's actions could have a substantial effect on the Company's assets and continuing operations; therefore, there is

also substantial doubt about whether the Company will continue as a going concern. The 2008 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst + Young LLP

February 26, 2009

Scottish Re Capital Markets, Inc.

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	703,150
	$	703,150
Liabilities and stockholder's equity		
Liabilities:		
Due to related party	$	11,315
		11,315
Stockholder's equity:		
Common stock (1,000 shares authorized; 100 shares issued and outstanding; $0.01 par value)		1
Additional paid-in capital		880,436
Retained earnings		(188,602)
Total stockholder's equity		691,835
Total liabilities and stockholder's equity	$	703,150

See accompanying notes.

1. Organization

Scottish Re Capital Markets, Inc. (the Company), formerly named Tartan Wealth Management, is a registered broker-dealer with the Securities and Exchange Commission (SEC) in the State of North Carolina and a member of the Financial Industry Regulatory Authority (FINRA). The Company received its FINRA approval for membership on November 14, 2005.

The Company assists smaller primary life insurers to securitize the reserve requirements for their subscale blocks of Regulation XXX business. Either alone or through an alliance with an investment banking firm, the Company advises in the sourcing, structuring and distribution of the securities. The Company conducts the above business via private placements of securities. The Company is wholly owned by Scottish Holdings, Inc. (the Parent), which is wholly owned by Scottish Annuity & Life Insurance Company (Cayman) Ltd., which is ultimately owned by Scottish Re Group Limited (SRGL) and its shareholders (Pink Sheets: SKRRF).

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Going Concern

These financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. On a consolidated basis, SRGL incurred a net loss of $895.7 million for the year ended December 31, 2007 and had a retained deficit of $1,042.4 million as of December 31, 2007. As a result of declines in the fair value of invested assets, SRGL has experienced deteriorating financial performance and a worsening liquidity and collateral position. SRGL is in the process of completing certain actions to address its capital, liquidity and collateral needs, however, conditions remain that raise substantial doubt about SRGL's ability to continue as a going concern. Because of the aforementioned conditions relating to SRGL, and the uncertainties surrounding the resolution of its liquidity and capital needs, the parent entity's actions could have a substantial effect on the Company's assets and continuing operations; therefore, there is also substantial doubt about whether the Company will continue as a going concern.

2. Summary of Significant Accounting Policies (continued)

These financial statements do not give effect to any adjustments to recorded amounts and their classification, which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expense Recognition

Expenses are recognized as they are incurred.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

Income Taxes

Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes* (SFAS No. 109). In accordance with SFAS No. 109, for all years presented the Company uses the asset and liability method to record deferred income taxes. Accordingly, deferred income tax assets and liabilities are recognized that reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates. Such temporary differences are primarily due to net operating loss carry forwards. A valuation allowance is applied to deferred tax assets if it is more likely than not that all, or some portion, of the benefits related to the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (continued)

The Company follows FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements in accordance with SFAS No. 109. Under FIN 48, tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized in the financial statements.

The Company's policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of income tax expense (on a going forward basis excluding the initial amount noted above). The Company does not reasonably estimate that the tax contingencies will change significantly within the next twelve months.

At December 31, 2008 the Company had no tax contingencies and there were no interest and penalties included in income taxes for the year ended December 31, 2008.

3. Related Party Transactions

On April 4, 2008, the Board of Directors declared a cash dividend to the Company's Parent, in the amount of $1,000,000. The payment was made during May 2008. For GAAP reporting purposes, this payment was partially deemed a return of capital of $742,259 due to the net retained deficit position of the Company at the respective time of the payment.

The Company shares office space and personnel with its Parent, for which it is charged monthly. For the period ended December 31, 2008, rental and payroll expenses amounted to $6,000 and $124,152, respectively. Payroll expenses incurred were recorded as a capital contribution, as its Parent paid these expenses on the Company's behalf and forgave the payment due from the Company. In addition, for the period ending December 31, 2008, the Company had an intercompany payable of $11,315 related to rent and audit expenses.

4. Income Taxes

The Company files a consolidated income tax return which includes the Company and its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

4. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a noncurrent deferred tax asset of $797,499 as of December 31, 2008. Of this amount, $64,125 related to the current year net operating loss and $733,374 related to net operating losses from its predecessor, Tartan Wealth Management. There are no deferred tax liabilities. At December 31, 2008, the Company believes that it is more likely than not that they will not realize the benefit of all gross deferred tax assets in future years. Accordingly, a full valuation allowance has been recorded. At December 31, 2008, the Company had net operating loss carry-forwards of $2,345,584 for income tax purposes that will expire in years 2022 to 2026.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. As of December 31, 2008, the Company remained subject to examination for the years 2005 – 2008.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $678,835, which was $578,835 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.